U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F

[Check One]

[ ]	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X]	ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended:	Commission File No.
December 31, 2003	001-12003

MERIDIAN GOLD INC.

(Exact name of Registrant as specified in its charter)

Not Applicable

(Translation of Registrant’s name into English (if applicable))

Canada	1040	88-0226676

(Province or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number (if applicable))	(I.R.S. Employer Identification Number (if applicable))

Meridian Gold Inc.

9670 Gateway Drive
Reno, NV 89521
Telephone: (775) 850-3777

(Address and telephone number of Registrant’s principal executive offices)

Peter C. Dougherty
Vice President, Finance and Chief Financial Officer
Meridian Gold Inc.
9670 Gateway Drive
Reno, NV 89521
Telephone: (775) 850-3777

(Name, address (including zip code) and telephone number

(including area code) of agent for service in the United States)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered
Common Shares, no par value	New York Stock Exchange
Rights to acquire Common Shares, no par value	Toronto Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act.

Not Applicable

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

Not Applicable

(Title of Class)

For annual reports, indicate by check mark the information filed with this Form:

[X]	Annual information form	[X]	Audited annual financial statements

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock of the close of the period covered by the annual report.

     At December 31, 2003, 99,193,848 common shares of the Registrant were outstanding.

Indicate by check mark whether the Registrant by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the “Exchange Act”). If “Yes” is marked, indicate the file number assigned to the Registrant in connection with such Rule.

Yes   [  ]        No   [X]

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

Yes    [X]        No   [  ]

ANNUAL INFORMATION FORM
ITEM 1: COVER PAGE
GLOSSARY
CAUTIONARY STATEMENT
ITEM 2: CORPORATE STRUCTURE
Name and Incorporation
Intercorporate Relationships
ITEM 3: GENERAL DEVELOPMENT OF THE BUSINESS
Business of the Company
ITEM 4: NARRATIVE DESCRIPTION OF THE BUSINESS
Mineral Reserves and Resources
Exploration
Uses of Gold
Refining and Marketing
Hedging Program
Risk Factors
Property Interests
Employees
DESCRIPTION OF PROPERTIES
El Peñón
Esquel
Jerritt Canyon
Rossi
Beartrack
Other Exploration Properties
Legal Proceedings
ITEM 5: SELECTED CONSOLIDATED FINANCIAL INFORMATION
ITEM 6: MANAGEMENT’S DISCUSSION AND ANALYSIS
ITEM 7: MARKET FOR SECURITIES
ITEM 8: DIRECTORS AND OFFICERS
ITEM 9: ADDITIONAL INFORMATION
MERIDIAN GOLD INC. FORM 40-F DECEMBER 31, 2003
CONTROLS AND PROCEDURES
UNDERTAKING AND CONSENT TO SERVICE OF PROCESS SIGNATURE
EXHIBITS
EX-1 — Consent of Auditors
EX-2 — M,D&A and Consolidated Financial Statements
EX-3 — Proxy Circular related to Annual Meeting of Shareholders
EX-4 — Section 302 Certification
EX-5 — Consent of R. Young, attesting to El Peñón reserves
EX-6 — Consent of R. Young, attesting to Esquel reserves
EX-7 — Section 906 Certification
EX-8 — Form F-X
EX-9 — Code of Ethics and Business Conduct

MERIDIAN GOLD INC.
1 First Canadian Place
39th Floor
100 King Street West
Toronto, Ontario
M5X 1B2

ANNUAL INFORMATION FORM

FOR THE YEAR ENDED DECEMBER 31, 2003

DATED April 12, 2004

GLOSSARY
CAUTIONARY STATEMENT
ITEM 2: CORPORATE STRUCTURE
Name and Incorporation
Intercorporate Relationships
ITEM 3: GENERAL DEVELOPMENT OF THE BUSINESS
ITEM 4: NARRATIVE DESCRIPTION OF THE BUSINESS
Mineral Reserves and Resources
Exploration
Refining and Marketing
Hedging Program
Risk Factors
Property Interests
Employees
El Peñón
Esquel
Jerritt Canyon
Rossi
Beartrack
Other Exploration Properties
Legal Proceedings
ITEM 5: SELECTED CONSOLIDATED FINANCIAL INFORMATION; DIVIDENDS
ITEM 6: MANAGEMENT’S DISCUSSION AND ANALYSIS
ITEM 7: MARKET FOR SECURITIES
ITEM 8: DIRECTORS AND OFFICERS
ITEM 9: ADDITIONAL INFORMATION
SIGNATURE
EX-99.1
EX-99.2
EX-99.3
EX-99.4
EX-99.5
EX-99.6
EX-99.7
EX-99.8
EX-99.9

MERIDIAN GOLD INC.
ANNUAL INFORMATION FORM

ITEM 1: COVER PAGE	4
Glossary of Terms	7
Cautionary Statement	9
ITEM 2: CORPORATE STRUCTURE
Name and Incorporation	9
Intercorporate Relationships	10
ITEM 3: GENERAL DEVELOPMENT OF THE BUSINESS	10
ITEM 4: NARRATIVE DESCRIPTION OF THE BUSINESS
Mineral Reserves and Resources	11
Exploration Expenditures	13
Refining and Marketing	13
Hedging Program	13
Risk Factors	14
Property Interests	18
Employees	20
PROPERTIES:
El Peñón	20
Esquel	23
Jerritt Canyon	26
Rossi	28
Beartrack	30
Other Exploration Properties	30
Legal Proceedings	31
ITEM 5: SELECTED CONSOLIDATED FINANCIAL INFORMATION	32
ITEM 6: MANAGEMENT’S DISCUSSION AND ANALYSIS	32
ITEM 7: MARKET FOR SECURITIES	32
ITEM 8: DIRECTORS AND OFFICERS	32
ITEM 9: ADDITIONAL INFORMATION	33

The dollar amounts in the Annual Information Form, consolidated financial statements and management’s discussion and analysis (“Disclosure Documents”) are expressed in United States dollars except where otherwise indicated.

Except as otherwise indicated, the financial information set forth in the Disclosure Documents is presented in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”). Differences between Canadian GAAP and United States generally accepted accounting principles (“U.S. GAAP”) are immaterial to the Company unless otherwise indicated.

The information set forth in this Annual Information Form is as of December 31, 2003 unless an earlier or later date is indicated.

GLOSSARY

The following mining terms have the following meanings in this Annual Information Form:

“cash cost of production”	Includes site costs for all mining (except deferred mining and deferred stripping costs), processing, administration, resource taxes and royalties but does not include capital, exploration, depreciation and financing costs. Total cash costs are reduced by by-product silver credits, and are then divided by payable gold ounces to arrive at net cash cost of production per ounce.

“deposit”	A mineralized body which has been physically delineated by sufficient drilling, trenching, and/or underground work, and found to contain a sufficient average grade of metal or metals to warrant further exploration and/or development expenditures; such a deposit does not qualify as commercially mineable tons or as containing material reserves, until final technical and economic factors have been resolved.

“development”	The preparation of a known commercially mineable deposit for mining.

“doré”	Unrefined gold and silver bullion bars usually consisting of approximately 90% precious metals which will be further refined to almost pure metal.

“exploration”	The search for mineral deposits (reserves) which are not in development or production.

“heap leaching”	A process of extracting gold by placing broken material on sloping, impermeable pads and applying dilute cyanide solution that dissolves a portion of the contained gold, which is then recovered in a carbon column or Merrill-Crowe circuit.

“leach pad”	A large impermeable foundation or pad used as a base for material during heap leaching. The pad prevents the leach solution from escaping out of the circuit.

“Merrill-Crowe”	A process whereby precious metals contained in a mineral-bearing cyanide solution are precipitated by the addition of powdered zinc.

“mill”	A plant where ore is ground, usually to fine powder, and the metals are extracted by physical and/or chemical processes.

“mineral reserve”	The economically mineable part of a measured or indicated mineral resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A mineral reserve includes diluting materials and allowances for losses that may occur when the material is mined. Mineral reserves are subdivided in order of increasing confidence into probable mineral reserves and proven mineral reserves.

“mineral resource”	A concentration or occurrence of natural, solid, inorganic or fossilized organic material in or on the earth’s crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a mineral resource are known, estimated or interpreted from specific geological evidence and knowledge. Mineral resources which are not mineral reserves do not have demonstrated economic viability.

“mineralization”	Mineral-bearing rock; the minerals may have been either a part of the original rock unit or injected at a later time.

“ore”	A metal or mineral bearing rock or a combination of these of sufficient value as to quality and quantity to enable it to be mined at a profit.

“ounces”	Troy ounces.

“open pit mine”.	A mining operation whereby ore is removed from the surface of an ore body.

“probable mineral reserve”	A probable mineral reserve is the economically mineable part of an indicated, and in some circumstances, a measured mineral resource, demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.

“production”	The exploitation of a mineral deposit or reserve.

“proven mineral reserve”	A proven mineral reserve is the economically mineable part of a measured mineral resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting that economic extraction can be justified.

“stripping ratio”	The ratio of tonnage of waste material removed to allow the mining of one ton of gold bearing rock in an open pit.

“total cost of production”.	Total production costs are comprised of cash cost of production plus depreciation/depletion and amortization, and reclamation provision.

CAUTIONARY STATEMENT

     Certain statements in this Annual Information Form, including, without limitation, statements in “Item 4: Narrative Description of the Business” relating to reserves, refining and marketing, hedging policy, expected operating results at the Company’s mines and the mine plan at El Peñón, and in “Item 6: Management’s Discussion and Analysis,” constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 (United States). Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, or other future events, including forecast production, earnings and cash flows, to be materially different from any future results, performances or achievements or other events expressly predicted or implied by such forward-looking statements. Such risks, uncertainties and other factors are set forth in “Item 4: Narrative Description of the Business — Risk Factors” and elsewhere in this Annual Information Form, and include, but are not limited to, factors associated with fluctuations in the market price of precious metals, mining industry risks, recent operating losses, uncertainty of title to properties, risk associated with foreign operations, environmental risks and hazards, proposed legislation affecting the mining industry, litigation, governmental regulation of the mining industry, properties without known mineable reserves, uncertainty as to calculations of material reserves, mineral deposits and material grades, requirement of additional financing, uninsured risks, risk of hedging strategies, competition, dependence on key management personnel, potential volatility of market price of common shares, dilution and certain anti-takeover effects.

     References to information reported at the Meridian Gold Website, www.meridiangold.com, are not incorporated in this document.

ITEM 2: CORPORATE STRUCTURE

Name and Incorporation

     Meridian Gold Inc. (“Meridian” or the “Company”) is a Canadian corporation that was incorporated on February 28, 1996 as 3232701 Canada Inc. under the Canada Business Corporations Act. By articles of amendment, the Company subsequently changed its name to Vulcan Gold Inc. (April 30, 1996), and Meridian Gold Inc. (June 5, 1996). On July 22, 1996, Meridian Gold Inc. and 3280837 Canada Inc. amalgamated under section 185 of the Canada Business Corporations Act, becoming corporation number 328084-5. On December 31, 1999, Meridian Gold Inc. (328084-5) and a former subsidiary of the Company, Meridian Gold Canada Inc. (326920-5) amalgamated under section 185 of the Canada Business Corporations Act, becoming Meridian Gold Inc. (877246322). Unless otherwise indicated or the context otherwise requires, references to Meridian or the Company herein include Meridian Gold Inc., or where appropriate, its predecessor and its subsidiaries.

     Meridian’s predecessor, FMC Gold Company (“FMC Gold”), was formed as a Delaware corporation in 1987 through a combination of FMC Corporation’s North American Precious Metals interests. In June 1987, FMC Gold issued 7.5 million shares of Common stock to the public and FMC Corporation held the remaining shares. In May 1990, FMC Gold issued 8.0 million shares of Common stock to acquire the original Meridian Gold Company, a wholly-owned subsidiary of Burlington Resources. FMC Corporation held the remaining 58.8 million shares of Common stock, or 80% of the outstanding shares of FMC Gold, at that time. Meridian acquired FMC Gold in July 1996 (the “Acquisition”). In connection with this acquisition, FMC Gold shareholders received one share of Meridian Common stock (“Common Shares”) and a $0.02 per share return of capital, totaling approximately $1.5 million, in exchange for each share of FMC Gold Common stock. FMC Corporation sold its 80% interest in Meridian, which it acquired in the Acquisition, through a public offering in Canada of Meridian’s Common Shares in July 1996. Concurrent with FMC Corporation selling its interest in Meridian, FMC Corporation made a capital contribution to Meridian totaling approximately $3.7 million.

     The Company’s registered office is located at 1 First Canadian Place, 39th Floor, 100 King Street West, Toronto Ontario, Canada M5X 1B2, and the executive office is located at 9670 Gateway Drive, Suite 200, Reno, Nevada, U.S.A. 89521-3952.

Intercorporate Relationships

     A significant portion of Meridian’s business is carried on through subsidiaries. A chart showing the names of these subsidiaries and their respective jurisdictions of incorporation is set out below. All subsidiaries in the chart are 100% owned unless otherwise noted.

Meridian Gold Company	Delaware
Meridian Beartrack Company	Montana
Meridian Jerritt Canyon Corporation	Delaware
Meridian Minerals Corporation	Delaware
Meridian Rossi Corporation	Delaware
Meridian Gold Holdings (Cayman) Limited	Cayman Islands
Meridian Subco I Limited	Cayman Islands
Meridian Subco II Limited	Cayman Islands
Compañía Minera Meridian Limitada	Chile
Resource International Finance Limited	Bermuda
Pacific Rim Resources Limited	Bermuda
Pacific Rim Resources Limited-Agencia	Chile
Meridian Subco V (Argentina) Limited	Cayman Islands
Meridian Gold Holdings II (Cayman) Limited	Cayman Islands
Subco III (Argentina) Limited	Cayman Islands
Minera Meridian Argentina S.A.	Argentina
Subco IV (Peru) Limited	Cayman Islands
Minera Meridian Peru S.A.C.	Peru
Uralmalqui Gold Ltd. (50%)	Cayman Islands
Coramalqui S.A.(50%)	Peru
Meridian Gold (Barbados) Limited	Barbados
Meridian Gold Technology (Barbados) Ltd.	Barbados
Biogold Technology SRL (50%)	Barbados
Meridian Gold Holdings (Mexico) SADCV	Mexico
Minera Meridian Minerales SRLCV	Mexico
Minera Meridian Mexico SRLCV	Mexico
Brancote Holdings PLC	United Kingdom
Scarabee Investments Ltd.	British West Indies
Emerald Limited	Bahamas
Villagarden S.A.	Uruguay
Minera El Desquite S.A.	Argentina
Minera Nahuel Pan S.A. (60%)	Argentina
Minera Huemules S.A. (60%)	Argentina
Cordon Leleque S.A. (60%)	Argentina

ITEM 3: GENERAL DEVELOPMENT OF THE BUSINESS

Business of the Company

     The Company has been engaged in the mining and exploration of gold and other precious metals since 1981. During the past three fiscal years ended December 31, 2003, Meridian’s principal revenue producing properties were its El Peñón Mine in Chile, and the Jerritt Canyon mine (30% ownership) located near Elko, Nevada. The Company sold its 30% interest in the Jerritt Canyon Joint Venture (“JCJV”) property to Queenstake Resources USA Inc. (“Queenstake”), as of June 30, 2003. For a further discussion on the transaction see “Item 4: Narrative Description of the Business — Jerritt Canyon”.

     The Company’s Beartrack Mine (100% ownership) located near Salmon, Idaho, wound down operations in early 2000, and is currently undergoing reclamation. The Company also has advanced stage exploration programs in Chile, Nevada and the Esquel project in Argentina. Early stage exploration programs are being conducted primarily in Chile, Mexico, Peru and Argentina.

     The Company has produced over 5.8 million ounces of gold from five mine sites since 1981. Since 1986, the Company and its predecessors have continuously produced at least 150,000 ounces of gold annually from mining operations either directly or through joint ventures. In 2003, the Company produced 321,000 ounces of gold and 4.3 million ounces of silver at El Peñón, and 50,000 ounces of gold from the Jerritt Canyon and Beartrack mines combined.

     As of December 31, 2003, Meridian had total proven and probable reserves of approximately 4.1 million ounces of gold, consisting of 1.8 million ounces at El Peñón and 2.3 million ounces at Esquel.

     The Company’s strategy is to expand its proven and probable reserves as well as its mining and processing operations by (i) developing existing producing properties and pursuing advanced stage exploration properties, (ii) discovering new properties through its exploration program and (iii) making selective acquisitions.

     During the past three fiscal years ended December 31, 2003, the major influences on the development of the Company’s business have been bringing the El Peñón Mine in Chile into full commercial production and the addition of reserves and resources through Brancote Holdings PLC acquisition via the Esquel project in Argentina.

     In March of 2003, the Esquel project was put on hold after local opposition to the mine led to a non-binding referendum wherein a majority of Esquel’s citizens voted against the mine. The Company has focused its efforts at the property to listen and understand the local community’s concerns about the project. During the year, Meridian retained the services of Business for Social Responsibility (“BSR”) to independently determine the concerns of the community. In August, BSR published their findings in a report, which Meridian subsequently accepted and responded to the report by making significant changes to its organization. The Company is currently focused on addressing the concerns of the community.

ITEM 4: NARRATIVE DESCRIPTION OF THE BUSINESS

Mineral Reserves and Resources

     Although the Company has carefully prepared and verified its calculations of the mineral reserves and mineral resources presented below and elsewhere in this document and believes that its methodology has been confirmed through mining experience, such figures are estimates and no assurance can be given that the indicated level of gold will be produced. Gold price fluctuations may subsequently render mineral reserves containing comparatively lower grades of gold mineralization uneconomic. Additionally, short-term operating factors relating to the mineral reserves, such as the need for orderly development of mineable bodies or the processing of new or different material types, may cause reserves to be modified in the future.

     The Company’s internal estimates of proven and probable mineral reserves, and mineral resources as of December 31, 2003 and December 31, 2002 are as follows:

Mineral Reserves (Proven and Probable) (1)

	December 31, 2003			December 31, 2002
		Grade	Contained		Grade	Contained
		(grams per	ounces (3)		(grams per	ounces (3)
	Tonnes (2)	tonne)	(oz)	Tonnes (2)	tonne)	(oz)
	(in thousands, except grades)
El Peñón	5,999	9.1	1,759	5,100	11.0	1,792
Jerritt Canyon (4)	—	—	—	671	8.1	174
Esquel (5)	7,459	9.7	2,315	7,459	9.7	2,315

Total	13,458		4,074	13,230		4,281

Mineral Resources (Measured and Indicated) (1)

	December 31, 2003			December 31, 2002
		Grade	Contained		Grade	Contained
		(grams per	ounces (3)		(grams per	ounces (3)
	Tonnes (2)	tonne)	(oz)	Tonnes (2)	tonne)	(oz)
	(in thousands, except grades)
El Peñón	2,699	10.0	868	3,036	7.6	743
Jerritt Canyon (4)	—	—	—	1,270	9.5	389
Esquel	3,048	3.5	346	3,048	3.5	346
Rossi (5)	220	15.4	109	1,700	11.6	628

Total	5,967		1,323	9,054		2,106

Mineral Resources (Inferred) (1)

	December 31, 2003			December 31, 2002
		Grade	Contained		Grade	Contained
		(grams per	ounces (3)		(grams per	ounces (3)
	Tonnes (2)	tonne)	(oz)	Tonnes (2)	tonne)	(oz)
	(in thousands, except grades)
El Peñón	561	8.0	145	937	10.4	312
Jerritt Canyon (4)	—	—	—	1,100	9.2	310
Esquel	2,866	4.7	434	2,866	4.7	434
Rossi (5)	321	12.9	133	900	12.0	332

Total	3,748		712	5,803		1,388

(1)	Estimates for proven and probable mineral reserves and resources for December 31, 2003 and 2002 were based on assumed gold prices of $350 and $325 per ounce, respectively. The Company’s material reserves are relatively insensitive to a moderate change in gold price. The 2003 and 2002 year-end mineral reserves and resources were audited/reviewed by the following qualified persons (as defined in National Instrument 43-101 of the Canadian Securities Administrators):

▪	El Peñón	Robin Young, Chief Executive Officer, Western Services Engineering (independent engineering firm).

▪	Jerritt Canyon	Don Birak, Vice President, Exploration, AngloGold.

▪	Rossi	2003 Year-end mineral resources are based on Rossi joint venture internal estimates reviewed by Robert R. Wheatly, a geologist of the company.

▪	Esquel	Robin Young, Chief Executive Officer, Western Services Engineering (independent engineering firm).

(2)	Based on optimized mine plans, which incorporate as necessary the impacts of dilution and access for Meridian’s operations.

(3)	Contained ounces exceed recoverable ounces due to metal losses experienced during the extraction process. Precious metal recoveries are dependent on the process used, grade of ore and metallurgy. Estimated gold recoveries for the El Peñón mill material are 97%. These estimated recoveries have not been reflected in the table above.

(4)	This data represents solely the Company’s 30% share of the mineral reserves / resources of the Jerritt Canyon Joint Venture (JCJV). The Company sold its 30% interest in JCJV to Queenstake Resources USA Inc. as of June 30, 2003.

(5)	This data represents solely the Company’s 40% share of the mineral reserves / resources of the Rossi Joint Venture. Barrick Gold Corporation acquired a 60% ownership in the Rossi property during 2003.

Reconciliation of Mineral Reserves
(in thousands)

	Dec. 31, 2002 Reserves		Ounces Produced in 2003		Increase (Decrease)		Dec. 31, 2003 Reserves
	Gold	Silver	Gold	Silver	Gold	Silver	Gold	Silver
	Ounces	Ounces	Ounces	Ounces	Ounces	Ounces	Ounces	Ounces
El Peñón	1,792	28,782	321	4,283	288	9,534	1,759	34,033
Jerritt Canyon	174	—	46	—	(128)	—	—	—
Esquel	2,315	3,716	—	—	—	—	2,315	3,716

Total	4,281	32,498	367	4,283	160	9,534	4,074	37,749

Exploration

     The Company engages in exploration drilling to develop additional resources on its projects and to advance existing projects to development of mine status. In addition, it engages in grassroots exploration in order to evaluate the quality of projects in which it has an interest.

     The following table presents the Company’s historical exploration expenditures for the years ended December 31, 2003 and 2002. The amounts spent for Esquel represent first quarter drilling plus administrative and holding costs for the remainder of the year.

Exploration Expenditures

	Year Ended December 31
	2003	2002
	(in thousands)
El Peñón	$4,527	$5,243
Esquel	6,682	421
Other U.S. exploration	1,065	1,571
Other foreign exploration	3,756	3,472

Total	$16,030	$10,707

Uses of Gold

     The principal uses of gold worldwide are product fabrication and bullion investment. Product fabrication encompasses a broad spectrum of end uses, the most significant of which is the production of jewelry. Other fabrication uses include official coins, electronics, miscellaneous industrial and decorative uses, dentistry, medals and medallions.

Refining and Marketing

     Gold is traded as a commodity and can be easily sold in numerous markets throughout the world at readily determinable prices. Due to the large number of potential gold purchasers, the Company is not dependent upon any one customer for its sales. The Company’s gold and silver doré production is currently purchased by Standard Bank Limited, London. The Company shipped to two refiners, Johnson Matthey, UK and Metalor Technologies, USA, in both 2003 and 2002 that represented 10% or more of consolidated sales. In view of the size of the international bullion markets, the Company believes that several other refiners or banks would be willing to purchase the Company’s production if any of the current customers should discontinue buying from the Company.

Hedging Program

     Pursuant to the requirements of the Standard Bank loan facility described in note 6 of the Notes to Consolidated Financial Statements of the Company’s 2001 Annual Report, the Company instituted an expanded hedge program in 2001, consisting of gold fixed forwards and silver forwards. Forward sales contracts establish a selling price for future production at the time they are entered into, thereby limiting the risk of declining prices. During 2002, upon the removal of the Company’s long-term credit facility with the Standard Bank syndicate, the Company was relieved of its requirement to maintain its gold forward hedge program. The Company closed its long-term gold forward contracts as of June 30, 2002. Under applicable accounting standards, the Company was required to defer recognition of these revenues in its financial statements until the expiry of the contracts. During 2003 and 2002 the Company recognized $1,916,130 and $1,943,363, respectively, of the deferred revenue on expiring gold hedge contracts. The outstanding deferred revenue is $1,157,185 and will all be recognized in 2004.

     As of December 31, 2003, the Company’s silver hedging position is as follows:

	Silver Forwards
Year	Ounces	Avg Price
2004	4,196,419	5.19

     The nature and extent of future gold and silver hedging by the Company is dependent upon its continuing assessment of gold market conditions and other factors. Due to changes in market conditions and other factors, there can be no assurance as to the future success of the Company’s hedge program. The Company may, in the future, utilize alternate hedging vehicles or discontinue its hedging program entirely, as circumstances warrant.

For a detailed discussion of the Company’s hedge position at December 31, 2003, see note 13 in the Notes to Consolidated Financial Statements of the Company’s 2003 Annual Report, attached as an Exhibit to this Annual Information Form.

Risk Factors

     The following is a brief discussion of those distinctive or special characteristics of Meridian’s operations and industry which may have a material impact on, or constitute risk factors in respect of, Meridian’s future financial performance:

     Fluctuations in the Market Price of Precious Metals

     The profitability of the Company’s operations is directly related to the market price of gold and silver. The prices of gold and silver have fluctuated widely in the past, particularly in recent years, and are affected by numerous factors, including expectations of inflation, the relative exchange rate of the U.S. dollar, speculative activities, global and regional demand and production, political and economic conditions and production costs in major producing regions. The Company is unable to predict the aggregate effect of these factors, all of which are beyond the Company’s control. If, as a result of a decline in the price of gold or silver, the Company’s marginal revenues were to fall below and remain below the marginal costs of production at any particular mine for any significant period, the Company could experience losses at that mine and as a result may determine that it is not economically feasible to continue commercial production at that mine.

     Mining Industry Risks

     The exploration for and development of mineral deposits involves a high degree of risk. Few properties which are explored are ultimately developed into producing mines. Major expenses may be required to locate and establish material reserves, to develop metallurgical processes and to construct mining and processing facilities at a particular site. It is impossible to ensure that the exploration programs planned by the Company will result in a profitable commercial mining operation. If exploration results in few [or no] new mines, future revenues may decline.

     Whether a mineral deposit will be commercially viable depends on a number of factors, including the particular attributes of the deposit, such as size, grade and proximity to infrastructure, precious metal prices which are highly cyclical, and government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection. Unusual or unexpected formations, formation pressures, fires, power outages, labor disruptions, flooding, explosions, cave-ins, land slides and the inability to obtain suitable or adequate machinery, equipment or labor are other risks involved in the operation of mines and the conduct of exploration programs.

     Uncertainty of Title to Properties

     The validity of unpatented mining claims on U.S. public lands, which constitutes a portion of the Company’s U.S. property holdings, is sometimes uncertain and may be contested. Due to the extensive requirements and associated expense required to obtain and maintain mining rights on U.S. public lands, the Company’s property interests are subject to various uncertainties which are common to the industry, with the attendant risk that some titles, particularly on undeveloped properties, may be defective. As a result of the potential uncertainty of title to mining and exploration properties and the large number of properties which are ultimately abandoned, expenditures with respect to any particular property to establish the Company’s rights therein are directly related to the level of the Company’s current interest in such property and the extent and results of previous expenditures. The Company’s level of interest in any particular mining claim, and related title expenditures, will in turn vary depending upon whether and the extent to which exploratory drilling and other exploration activities have been or will be conducted, the results of such drilling and other indices of mineralization at such claim as indicated through other geological, geophysical, geostatistical and related procedures. Expenditures to establish the Company’s rights will generally not be significant until such time as extensive drilling is planned, and such expenditures often continue even after proven or probable reserves have been established. The Company may fail to obtain sufficient mining rights in a timely manner and may lose a valuable property.

     The mining code of Chile provides for transfer of titled mineral rights to a claimant, domestic or foreign, upon completion of a specified process. In Chile, the law permits corporations to hold title to their mining concessions in their names. However, under Chilean mining law, the beneficiary of a mining exploration concession is required to take legal measures to transform its mining exploration concession into a mining exploitation concession, in accordance with the mining code. If such measures are not taken by the Company, or if the annual fees for mining concessions are not paid each year, the Company can lose its title over its mining concessions, which could have a material adverse effect on the Company’s business, financial condition and results of operations.

     In Chile, the Company maintains title in its name to its properties and believes that it has completed the requisite title processes. Although the Company believes it has taken reasonable measures to ensure proper title to its mining concessions in Chile, there is no guarantee that title to any of its mining concessions could not be challenged by a third party, which may have valid claims underlying portions of the Company’s interests.

     The various properties comprising the Esquel Gold Project are classified as either ''claims’’ or ''mines’’ and are either owned outright by Minera El Desquite S.A. (“MED”) or through option contracts between MED and the direct owners. Claims constitute exploratory rights for a period of time, after which the tenant must file a discovery manifestation (Manifestacion de Descubrimiento) with the provincial mining authority in order to change its status to a mine. A mining property permits the owner to extract the minerals once the corresponding environmental impact report has been filed. An annual mining fee must be paid in respect of all mines from the date of their registration. The aggregate annual mining fee payable with respect to currently registered mines is 97,600 Argentine pesos. Some of the mining properties held by MED are currently pending registration with the provincial mining authority and are not yet required to pay the applicable annual mining fee.

     Risk Associated with Foreign Operations

     The Company currently has investments and exploration projects in Chile, Peru, Argentina, and Mexico. These investments and projects, as well as any other investments or projects made or undertaken in the future in other developing nations, are subject to the risks normally associated with conducting business in such countries, including labor disputes and uncertain political and economic environments, as well as risks of war and civil disturbances or other risks which may limit or disrupt the projects, restrict the movement of funds or result in the deprivation of contract rights or the taking of property by nationalization or expropriation without fair compensation laws or policies of particular countries, foreign taxation, limitations on ownership and on repatriation of earnings, and foreign exchange controls and currency fluctuations. Foreign investments may also be adversely affected by changes in Canadian laws and regulations relating to foreign trade, investment and taxation. If the Company’s operations in a particular foreign country were halted, delayed or interfered with, the Company’s business could be adversely effected.

     Environmental Risks and Hazards

     All phases of the Company’s operations are subject to environmental regulation in the various jurisdictions in which they operate. Environmental legislation is evolving in a manner which may require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. Existing or future environmental regulation may materially adversely affect the Company’s business, financial condition and results of operations. Environmental hazards may exist on the properties on which the Company holds interests which are unknown to the Company at present and which have been caused by previous or existing owners or operators of the properties.

     Government approvals and permits are currently, or may in the future be, required in connection with the Company’s operations. To the extent such approvals are required and not obtained, the Company may be curtailed or prohibited from proceeding with planned exploration or development of properties.

     Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. Parties engaged in mining operations, including the Company, may be required to compensate those suffering loss or damage by reason of the mining activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations.

     Amendments to current laws, regulations and permits governing operations and activities of mining companies, or more stringent implementation thereof, could have a material adverse impact on the Company and cause increases in exploration expenses, capital expenditures or production costs or reduction in levels of production at producing properties or require abandonment or delays in development of new mining properties.

     Governmental Regulation of the Mining Industry

     The exploration activities of the Company are subject to various laws governing prospecting, development, production, taxes, labor standards and occupational health, mine safety, toxic substances and other matters. Mining and exploration activities are also subject to various laws and regulations relating to the protection of the environment. Amendments to current laws and regulations governing the operations and activities of the Company or more stringent implementation thereof could have a material adverse effect on the Company’s business, financial condition and results of operations.

     Properties Without Known Mineable Reserves

     Certain of the Company’s properties are in the exploration stage and it has not yet been determined whether these properties contain ore reserves that are economically recoverable. The activities of the Company will continue to be directed towards the search for, evaluation and development of mineral deposits. There is no assurance that the expenditures of the Company will result in discoveries of commercial ore bodies. Furthermore, there can be no assurance that the Company’s estimates of future exploration expenditures will prove accurate, and actual expenditures may be significantly higher than currently anticipated. If the Company incurs large expenditures without finding commercial ore bodies, its revenues and profits could be adversely effected.

     Uncertainty as to Calculations of Material Reserves, Mineral Deposits and Ore Grades

     There is a significant degree of uncertainty attributable to the calculation of ore reserves, mineral deposits and corresponding material grades. Until the material is actually mined and processed, ore reserves, mineral deposits and ore grade must be considered as estimates only. Consequently, there can be no assurance that any material reserve, mineral deposits or material grade information contained in this Annual Information Form will prove accurate. In addition, the quantity of material reserves and mineral deposits may vary depending on mineral prices and other factors. Any material change in reserves, ore grades or stripping ratios may affect the economic viability of the

Company’s projects. Furthermore, reserve and mineral deposit information should not be interpreted as any assurance of mine life or of the potential profitability of existing or future projects.

     Accounting for the Impairment of Long-lived Assets

     The Company has accounted for the purchase of the Brancote Holdings Plc (“Brancote”) assets under purchase accounting policies and procedures, and as such has allocated the purchase price and associated deferred tax assets into two categories; first, based upon proven and probable reserves and second based upon future potential resource enhancement at the site. Should there be a change in circumstances indicating that the carrying amount of the asset may not be recoverable (i.e. the recoverability of reserves and/or the inability to foresee future resource enhancement at the site) the Company will need to impair the associated assets.

     In determining whether or not the Company has an impairment, an analysis has been undertaken of the expected future cash flows to be generated by the project to determine if such cash flows exceed the project’s current carrying value. The determination of future cash flows is dependent on a number of factors, including future prices for gold, the amount of reserves, the cost of bringing the project into production, production schedules, and estimates of production costs. Additionally, the analysis must take into account factors such as political, social, legal and environmental regulations. These factors may change due to changing economic conditions or the accuracy of certain assumptions. The Company has used its best effort to fully understand the impact of all relevant variables to make an informed decision based upon historical and current facts surrounding the project. Based on the Company’s review, it was determined an impairment was not necessary.

     Should a change in economic assumptions occur, causing the estimate of future cash flows to fall below the carrying value of the Brancote assets, the Company will first write down the net deferred tax liability associated with the Brancote assets rendering no impact to the profit and loss statements. Following this, should additional impairment be required, the Company will further write down the Brancote assets to the profit and loss statements under the heading of impairment of mining properties.

     Requirement of Additional Financing

     Future development of the Company’s properties or new properties may require additional financing. There can be no assurance that additional capital or other types of financing will be available when needed or that, if available, the terms of such financing will be favorable to the Company.

     Uninsured Risks

     The Company carries insurance to protect against certain risks, in such amounts as it considers adequate. Risks not insured against in each case include environmental pollution, mine flooding or other hazards against which mining companies generally cannot insure or against which the Company may elect not to insure because of high premium costs or other reasons. Failure to have insurance coverage for any one or more of such risks or hazards could have a material adverse effect on the Company’s business, financial condition and results of operations.

     Risk of Hedging Strategies

     In order to mitigate some of the risks associated with downward fluctuations in gold prices, the Company has used, and may in the future use, various price hedging strategies, such as selling future contracts for gold, or purchasing put options. The Company continually evaluates the potential short- and long-term benefits of engaging in such price hedging strategies based upon current market conditions. No assurance can be given, however, that the use of price hedging strategies will always benefit the Company. There is a possibility that the Company could lock in forward deliveries at prices lower than the market price at the time of delivery. In addition, the Company could fail to produce enough gold or silver to satisfy its forward delivery obligations, causing the Company to purchase the metal in the spot market at higher prices to fulfill its delivery obligations. If the Company is locked into a lower than market price forward contract or has to buy additional quantities at higher prices, its profits could be adversely effected. See “Item 4: Narrative Description of the Business — Hedging Program” for further discussion of the Company’s hedging program.

     Competition

     Because mines have limited lives based on proven ore reserves, the Company is continually seeking to replace and expand its reserves. The Company competes with other mining companies in connection with the search for and acquisition of properties producing or capable of producing gold and other precious metals. Existing or future competition in the mining industry could materially adversely affect the Company’s prospects for success in the future.

     Dependence Upon Key Management Personnel

     The Company is dependent upon a number of key management personnel. The loss of the services of one or more of such personnel could have a material adverse effect on the Company. The Company’s ability to manage its exploration and development activities, and hence its success, will depend in large part on the efforts of these individuals. The Company faces intense competition for qualified personnel, and there can be no assurance that the Company will be able to attract and retain such personnel.

     Potential Volatility of Market Price of Common Shares

     Both the Canadian and U.S. stock markets have from time to time experienced significant price and volume fluctuations that are unrelated to the operating performance of particular companies. These broad market fluctuations may adversely affect the market price of the Company’s Common Shares. In addition, the market price of the Company’s Common Shares may be highly volatile. Factors such as the price of gold and precious metals, announcements by competitors, changes in stock market analyst recommendations regarding the Company, and general market conditions affecting other exploration and mining companies may have a significant effect on the market price of the Common Shares. Moreover, it is likely that during future periods, the Company’s results and exploration activities may fluctuate significantly or may fail to meet the expectations of stock market analysts and investors and, in such event, the market price of the Common Shares could be materially adversely affected. In the past, securities class action litigation has often been initiated following periods of volatility in the market price of a company’s securities. Such litigation, if brought against the Company, could result in substantial costs and a diversion of management’s attention and resources, which could have a material adverse effect on the Company’s business, financial condition and results of operations.

     Dilution

     The Company’s Certificate and Articles of Amalgamation, as amended, provide that the Company has an unlimited number of authorized Common Shares and Preference Shares that may be issued. Under applicable Canadian law, shareholder approval is not generally required for the Company to issue shares of either class of capital stock. Moreover, the Company has various commitments that could require the issuance of a substantial number of additional Common Shares as follows: exercise of stock options outstanding under the Meridian Gold Inc. 1999 Share Incentive Plan, and issuance of Common Shares pursuant to a Shareholders Rights Plan, which is triggered by a “Take-over Bid” meeting certain criteria. For additional details, see Note 12: Share Capital of the Consolidated Financial Statements in the Company’s 2003 Annual Report to Shareholders, which is incorporated herein by reference.

     Certain Anti-Takeover Effects

     The Company has established a Shareholder Rights Plan, which may have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from attempting to acquire, control of the Company. The Plan may result in holders of the Common Shares receiving a premium over the prevailing market price for their shares in a change of control transaction.

     For further discussion of the Plan, see Note 12: Share Capital of the Consolidated Financial Statements in the Company’s 2003 Annual Report to Shareholders, which is incorporated herein by reference.

Property Interests

     United States

     Mineral interests in the United States are owned by U.S. federal and state governments and private parties. In order for the Company to explore or develop a prospective mineral property that is owned by a private party or by a state, it must enter into a property or mineral rights acquisition agreement. The Company may also acquire rights to explore for and produce minerals on U.S. federally-owned lands. This acquisition is accomplished through the location of unpatented mining claims upon unappropriated U.S. federal land pursuant to procedures established principally by the General Mining Law of 1872, as amended (the “General Mining Law”) and the Federal Land Policy and Management Act of 1976 (or the acquisition of previously located mining claims from a private party as described above). These laws and regulations generally provide that a citizen of the United States (including a U.S. corporation) may acquire a possessory right to develop and mine valuable mineral deposits discovered upon unappropriated U.S. federal lands, provided that such lands have not been withdrawn from mineral location (which would include, for example, lands included in national parks and military reservations and lands designated as part of the National Wilderness Preservation System). This right can be freely transferred and is protected against appropriation by the government without just compensation. Also, the claim locator acquires the right to obtain a patent (or deed) conveying fee title to his claim from the U.S. federal government upon compliance with certain additional procedures.

     Chile

     In Chile, mineral rights are granted by ordinary courts of justice in the form of mining concessions. Any person, whether a Chilean national or a foreigner, may apply for the granting of mining concessions subject to compliance with the requirements provided for under Chilean law. The holder of a mining concession is protected by the ownership right on such concession. The right over the concession, which is independent from the ownership right on the surface land, is transferable and may be subject to mortgage. The mining concession entitles its holder to dispose of all mineral resources contained within its boundaries.

Mining concessions are of two types:

(i) An Exploration Concession, whereby the holder is legally entitled to explore for mineral substances in a certain area for a period of two years, at the expiration of which the concession may be extended for an additional two year period if the area covered by the concession is reduced by half and provided the applicable annual tax is paid.

(ii) An Exploitation Concession, whereby the holder is legally entitled to exploit mineral substances contained therein for an indefinite period of time subject to payment of the annual tax. The Company holds Exploitation Concessions for all of the land on which current El Peñón reserves are located.

     The holder of an Exploration Concession has the exclusive right to initiate the procedure to obtain an Exploitation Concession within the boundaries and during the time period of the Exploration Concession. The holder of each type of mining concession is entitled by law to impose easements on the surface land in order to facilitate mining exploration or exploitation activities. Any compensation to be paid to the owner of the surface land for the easement is to be determined by mutual agreement or, failing such agreement, by the court. The acquisition of mineral interests in Chile is normally initiated either through the filing of an application to the courts to obtain the granting of new mining concessions or by acquiring existing mining concessions.

     The legal procedure to obtain the granting of a new mining concession is regulated in detail in the Chilean Mining Code. A special characteristic of this judicial procedure is that the applicant is required to be active and to expedite the proceeding in order to comply with deadlines established in the Chilean Mining Code for the performance of certain tasks to be fulfilled in order to obtain the grant of the concession. The judge has an active role, and the proceeding may become contentious in some cases (i.e., in the event of third party opposition to the survey petition).

     Parties that have already registered mining concessions may transfer these concessions in Chile. The execution of an option or promise purchase contract regarding existing mining concessions may enable an interested party to develop exploration or exploitation mining work in a given area already legally protected. Chilean law also enables the party interested in acquiring a mining concession to enter into a variety of different contractual arrangements (i.e., deferred installment payments or undertaking to carry out exploration activities as payment of the purchase price) in contemplating the option to purchase or abandon the mining concession.

     Argentina

     Minerals are the property of the provinces in which they are located. Private persons can obtain from the respective provincial mining authorities the exclusive rights to explore and to exploit minerals via permits and concessions, respectively.

     The Argentine Mining Code considers that both mining exploration and exploitation, and the concession of a mine and related acts, have higher priority than any other activity of the soil. Consistently, surface owners can not prevent the granting of mining rights and properties or commencement and/or continuity of mining activities thereon, without prejudice to their right to collect the corresponding indemnity, as a consequence of the use of their land by the miner and the damages derived from mining activities.

     Claims constitute exploratory rights for a period of time, after which the tenant must file a discovery manifestation (Manifestacion de Descubrimiento) with the provincial mining authority in order to change its status to a mine. A mining property permits the owner to extract the minerals once the corresponding environmental impact report has been filed. An annual mining fee must be paid in respect of all mines from the date of their registration. The aggregate annual mining fee payable with respect to currently registered mines is 97,600 Argentine pesos. Some of the mining properties held by MED are currently pending registration with the provincial mining authority and are not yet required to pay the applicable annual mining fee.

Employees

     As of December 31, 2003, the Company had approximately 281 employees worldwide. There are approximately 192 employees of Compañía Minera Meridian in Chile, a wholly owned indirect subsidiary of the Company and operator of the El Peñón mine. Compañía Minera Meridian signed a four-year collective employment contract with its workers at El Peñón in the fourth quarter of 2003. The employees are represented by an elected employee council and are not associated with any union. There are approximately 38 employees in Argentina who are employees of a wholly owned subsidiary of the Company. There are 7 employees working on site at the Beartrack property. The Company also employs approximately 30 people at its corporate headquarters in Reno, Nevada. The remainder of the Company’s employees are present at various exploration sites in North and South America. The Company believes its relationship with its employees is good.

Description of Properties

     Included herein are certain forward-looking statements that involve various risks, uncertainties and other factors. See “Cautionary Statement” on page 6 of this Annual Information Form.

     During 2003 and 2002, Meridian had two principal producing properties, El Peñón, in Chile (100% ownership), and Jerritt Canyon (30% ownership), located near Elko, Nevada both of which are identified as material to the Company under National Instrument 43-101 of the Canadian Securities Administrators. In addition, the Company has advanced stage exploration programs underway in Chile (at El Peñón), in Nevada (at Rossi) and in Argentina (at Esquel), and early stage exploration programs underway primarily in Chile, Peru, Argentina, Canada, and Mexico.

     The Company sold its 30% interest in the Jerritt Canyon Joint Venture (“JCJV”) property to Queenstake Resources USA Inc. (“Queenstake”), as of June 30, 2003. For a further discussion on the transaction see “Item 4: Narrative Description of the Business — Jerritt Canyon”.

El Peñón

     History, Location, Size and Access

     The El Peñón property in Chile was the result of a grass-roots discovery made by Meridian geologists during the initial stages of opening a new exploration office in Chile in 1990.

     The El Peñón property is located in the Atacama Desert in northern Chile, approximately 160 kilometers southeast of Antofagasta. The main access to the property is via a 40 kilometer paved road connecting the property to the Escondida Highway, with alternative access via a 40 kilometer gravel road from the Pan American Highway. The property is comprised of approximately 413,500 square kilometers of contiguous mineral concessions situated at an elevation of 1,800 meters. The El Peñón project is situated on concessions wholly owned by Compañía Minera Meridian (“CMM”), a wholly owned subsidiary. CMM has agreements for all surface lands required to facilitate its mining activities. CMM also has access to adequate water for its mine design.

     Geology and Mining

     The El Peñón gold-silver deposit is located in the Longitudinal Valley of northern Chile, between the Mesozoic magmatic arc exposed in the Coast Range to the west and the Domeyko Cordillera to the east. The Domeyko Cordillera exposes a structurally complex sequence of Paleozoic to Tertiary volcanic and sedimentary rocks, which host the large late Eocene-early Oligocene porphyry copper deposits Escondida, Zaldívar, and Chuquicamata along a north-trending structural zone.

     Volcanic and intrusive rocks located in the Longitudinal Valley are Late Cretaceous to Eocene in age. This north-trending volcanic belt, which includes the Augusta Victoria Formation, is characterized as an alkali-enriched, calc-alkaline volcanic suite that ranges from basaltic andesite to rhyolite. The bimodal character of this volcanic suite is inferred to have developed in relation to intra-arc or back-arc extension. The Paleocene to early Eocene volcanic belt hosts two other significant precious metal deposits, San Cristóbal and El Guanaco. In addition, the porphyry copper deposits at Cerro Colorado and Spence are located within this belt.

     Volcanic rocks of the Augusta Victoria Formation underlie the El Peñón district. This formation consists of volcanic rocks that vary from basaltic andesite to high-silica rhyolite. The low-sulfidation epithermal vein deposit at El Peñón is spatially associated with a rhyolite dome complex that intrudes a sequence of pyroclastic and intermediate-composition flows. The dome complex is laterally extensive, extending a minimum of 3 km from east to west and 5 km from north to south. The dome complex consists of multiple magma pulses from several high-angle, crosscutting vent features.

     Economic concentrations of gold and silver at El Peñón occur within volcanic hosted epithermal quartz veins and breccias. Typically, the ore deposits exhibit long strike length and range up to 24 meters in thickness with near-vertical dip. The hanging and footwall rocks are tuffs, rhyolites and andesites.

     Mineralization is dominated by gold and silver. Other deleterious elements and heavy metals rarely occur in concentrations above background levels for epithermal deposits. Mercury and arsenic are present only at very low concentrations. Gangue minerals within the ore are predominantly quartz, adularia and iron sulfides. Gold is present as free electrum or in association with pyrite. Visible gold is not uncommon. Silver occurs as electrum, silver sulfides and silver sulfosalts.

     The depth of oxidation is variable, but generally extends 250 to 300 meters below ground level. The majority of the ore is oxidized with the exception of the southern, deeper extensions of the Quebrada Orito system.

     The structurally controlled veins at Quebrada Orito have experienced post-mineralization movement, resulting in a tectonized fabric within the ore zones that locally affects the footwall rocks. Continuity of the ore zones has not been significantly disrupted by the post-mineral movement.

     Mining of the ore bodies at El Peñón is by open pit and underground methods.

     Open pit mining will occur where the ore zones are near the surface and of sufficient size. Six small open pits are producing in the Quebrada Orito and Cerro Martillo zones of the property. Underground production generally has provided sufficient ore for the mill, therefore, open pit mining has been used intermittently depending on production needs. Further emphasis on open pit mining will depend on exploration results in the later years of the mine life as underground reserves are exhausted.

     Mechanized underground mining began late in the fourth quarter of 1999. Future underground mining will utilize a variety of methods dependent upon the geometry of the ore zone. Access to the mining areas is via three declines. Extraction of ore is accomplished by drift and fill and bench and fill methods. Backfill will be placed to facilitate mining of subsequent stopes; cemented backfill will be used in mining areas adjacent to existing stopes. Cemented backfill is prepared on the surface with a dedicated batch plant.

     Ground conditions are generally good, with many of the access openings requiring no support. Within the stopes ground support is predominantly shotcrete. In fractured ground, support will be provided by a combination of cemented rebar bolts, mesh and shotcrete, depending upon the degree of fracturing.

     The underground production design capacity is 2,000 tonnes per day. Underground mining is by contract with Constructora Gardilcic, who supplied contract services for construction of the underground development. The mining contract has an initial term of three years, with available provisions to extend for an additional two years. Under the terms and conditions of the contract Meridian will perform all mine engineering functions as well as providing additional front-line supervision, for quality control purposes. Meridian provides power and water; all other costs of production are included in the contract cost structure. Payment is based upon volume and includes provisions for quality. The current contract with Constructora Gardilcic expires October 2004.

     Current life of mine plans call for exploitation of remaining proven and probable mineral reserves of 6.0 million tonnes with an average grade of 9.1 grams per tonne gold and 176 grams per tonne silver, containing 1.8 million ounces of gold and 34.0 million ounces of silver over a 7 year mine life. Additional mineralization has been identified at similar or higher grades, which is expected to be converted to mineable reserves and consequently add significant mine life. The $77 million in initial construction capital expended at El Peñón was paid back in 2001.

     Milling

     Processing of the ore at El Peñón involves primary jaw crushing, SAG milling, gravity concentration for coarse gold and silver, thickening, cyanide leach, counter current decantation, tails thickening and filtration, Merrill-Crowe precipitation and smelting to produce gold and silver doré. Filtered tailings are stacked in compacted lifts, where proprietary cyanide destruction technology is employed to reduce cyanide levels to below permitted levels.

     Average gold and silver recoveries are expected to be approximately 97% and 94%, respectively. Average recovery during 2003 was 97% for gold and 93% for silver.

     The milling circuit is designed to process 2,000 tonnes per day at a target grind size of 105 microns. We are currently grinding at 2,100 tonnes per day, at 85% passing 98 microns. Operational flexibility is enhanced by a crushing capacity which is nearly double that of the mill. Meridian personnel operate and maintain the process area.

     Construction of the process facility took approximately ten months and was completed in September, 1999. Fluor Daniel Chile S.A. provided engineering, procurement and construction management for the project.

     Electrical power is supplied by a line connected to the national grid. Back-up diesel fired power generation for the operation of critical mill equipment and mine ventilation is in place and operational. Long-term contracts for major consumables are in place, as are long-term refining contracts for the doré.

     Recent Operations

     Following a construction period of ten months, the El Peñón mine began pre-commercial production on September 1, 1999. Commercial production began January 1, 2000, following a startup phase that went very well and required no capital modifications to reach designed throughput levels. The average gold grade processed during 2003 was 14.7 grams per tonne compared to 15.5 grams per tonne in 2002. Production for 2003 was approximately 321,000 ounces of gold and 4.3 million ounces of silver compared to 328,000 ounces of gold and 5.1 million ounces of silver in 2002.

     Quebrada Orito will provide the majority of the underground ore production, but due to its higher grades, the nearby Quebrada Colorada ore will provide nearly 50% of the planned ounces mined.

     Exploration

     Initial drilling on the property by the Company, started in November 1993 and has continued through the present time. In 2003, 354 surface holes totaling 98,816 meters were drilled.

     Exploration efforts have incorporated reverse circulation rotary and diamond core drilling from both surface and underground platforms. Reverse circulation rotary drilling is employed for new surface exploration targets, preliminary definition of deposit extents, and underground delineation in-fill drilling in the Quebrada Orito vein zone. A reverse circulation rotary Cubex rig is used for delineation drilling at Quebrada Orito because of the poor core recovery results due to the strong post mineral fracturing and crushing of the vein zone. The bulk of the reverse circulation rotary drilling has been completed by Harris y CIA, Ltda. of Antofagasta, Chile. Diamond drill core is used for underground delineation in-fill drilling in the Quebrada Colorada vein zone and portion of Quebrada Orito, underground step out exploration targets in Quebrada Colorada and Quebrada Orito, and to confirm and delineate deposits from surface when underground access is lacking. Connors, Perforaciónes Ausdril [Chile] Ltda., and Major Drilling have completed the bulk of the core holes.

     Reverse circulation rotary drilling employs face-sampling hammers or tricone roller bits. In both cases, the sample is collected or interchanged directly at the bit face. The drill steel consists of three or six meter dual walled reverse circulation rods. Drill holes are started using casing hammers to a depth of three to twelve meters. Samples are collected in a conventional rotary fashion. Once the casing is set, a drill collar is installed and discharge hoses connected so that cave material is discharged away from the rig and sampling site. To reduce the possibility of contamination at rod changes the drill operator closely monitors the amount of waste material discharged. Another drill hose is connected from the drill head to the sampling cyclone. Sample lengths vary from 0.5, 1.0, and 2.0 meters depending on the purpose of the drill hole. Splitting techniques vary from wet to dry drilling and by sample length. In general, a 3/16 split of the total interval volume is captured by passing the total recovered material through a Jones or hydraulic splitter. Two splits per interval are kept for the surface exploration drill holes. The duplicate samples are used for quality control procedures (blind field doubles), bulk metallurgical samples and standards, or a physical record of the mineralized zones. The sample splits are bagged in 30 by 50 centimeter 0.30 millimeter polyethylene bags. A sample tag with the printed number is stapled to the inside of the bag.

     The core rigs are capable of drilling at all angles and to depths exceeding 500 meters with HQ core. The dominant core size drilled is HQ (2.4” diameter). The core rigs use 10 ft. long drill steel and 5 ft. triple tube core barrels. When necessary due to extensive overburden the holes are pre-collared using reverse circulation drill rigs. Company surveyors lay out drill locations and orientations for rig set-up. The final drill hole location is resurveyed upon completion and after the rig has vacated the drill site. The down-hole deviation of all surface drill holes is measured by a digital gyroscopic method. Core, for both the surface and underground core holes, is placed in wooden core boxes that are labeled and the down-hole depths recorded on wooden blocks at core run boundaries. The core is transported to the geology logging area where the core is cleaned and logged. Core recovery is calculated by dividing length of the core per run by the run length. RQD was defined by dividing the combined length of >10 cm core pieces with natural breaks per drill run by the length of the drill run. Exploration surface and underground core holes are photographed using a digital camera. Sample intervals for assaying are defined using both geological contacts and the end of a drill run, whichever is shorter. Sample intervals do not exceed two meters in length.

     Bondar Clegg performs sample analysis for underground and surface exploration drill holes. Once the drill holes are completed the samples are immediately transported to the Bondar Clegg preparation facility that is maintained on site. Pulps are prepared and shipped by Bondar Clegg to their laboratory in La Serena, Chile. The Company uses a systematic quality control process that inserts standards, blanks, and blind field doubles into each drill hole sequence. Standard and blank locations are determined by the logged geology. Five different standards with variable grades have been prepared from El Peñón mineralized material and statistically certified. Quality analysis is an on-going process on a monthly basis.

     The main addition of mineral reserves in 2003 took place in the Martillo Flats zone and Purpura zone at the north end of Quebrada Colorado.

Esquel

     Current Status

     On July 3, 2002, the Company completed an unconditional share purchase offer for Brancote Holdings Plc., owner of the Esquel Gold Project. Permitting for the project and a feasibility study began in the third quarter of 2002. In March of 2003, with the feasibility study substantially complete, the project was put on hold after local opposition to the mine led to a non-binding referendum wherein a majority of Esquel’s citizens voted against the mine. The Company recognized that changes were necessary and has since changed the project management and enlisted the services of Business for Social Responsibility, as well as others, to assist in its community relations efforts. The Company is currently focused on addressing the concerns of the community before it proceeds with final permitting and construction of the mine

     Location

     The contiguous properties that form the Esquel Gold Project are located in the Sierra de Esquel, 10 kilometers northeast of the town of Esquel (population: 30,000) in southern Argentina and comprise an aggregate of 43,365 hectares of land. The geographic coordinates of the these properties is centered at latitude 42° 43’S, longitude 71° 11’W. The properties are located at elevations between 1,200 and 1,400 metres.

     Esquel is serviced 2 days a week by jet aircraft from Buenos Aires. The various properties comprising the Esquel Gold Project area may be accessed by traveling from Esquel via National Highways No. 259 (southeast) and No. 40 (northeast) for a total of 26 kilometres to the eastern boundary of the properties. The individual properties can be accessed from the eastern boundary of the project area via several dirt roads that require use of 4-wheel-drive vehicles.

     In addition to the properties that form the Esquel Gold Project, the Company has an ownership interest in certain adjacent properties.

     Ownership

     The various properties comprising the Esquel Gold Project are classified as either “permits”, ''claims’’ or ''mines’’ and are either owned outright by Minera El Desquite S.A. (“MED”) or through option contracts between MED and the direct owners. “Exploration permits” means exclusive exploration permit granted for a certain period of time, covering a specific area, by the Mining Authority. The term of a permit begins 30 days after the date in which the granting resolution issued by the Mining Authority is notified to the applicant. During the 30-day period the applicant must “begin” the work it has proposed in its application (as used here “begin” implies physical occupation with equipment and people). The commencement date cannot be postponed nor interrupted without consent of the Mining Authority. During the winter a “holiday” is granted. Generally, the Mining Authority grants approximately 180 days per winter season.

     In respect of those properties not owned directly by MED, MED has entered into option contracts with the direct owners. In all such cases, MED is required to make an agreed schedule of payments following which it will obtain outright ownership of the properties, which will be transferred into its name at the provincial mining authority. These option arrangements provide that the original owner will retain a form of net smelter royalty (usually around 2 per cent) once the mine becomes productive.

     With respect to the Esquel Gold Project and certain other properties adjacent to the Esquel Gold Project, the table below shows the percentage of the Company’s ownership interests and the relevant area in square kilometres. The Galadriel-Julia vein system, which constitutes the Esquel Gold Project and which is the current focus of development for the Company, is located on the Cordon de Esquel property. The Company owns its interest in the Cordon de Esquel property indirectly through MED, which owns 100 per cent of the Cordon de Esquel property. There have not been any development activities on the Leleque, Nahuel Pan or Huemules properties and there are no current plans for development on such properties or for the Company to acquire the minority interests in these properties.

	Meridian
Property	Ownership Percentage	Area (Square Kilometres)
Cordon de Esquel	76.4%	434
Leleque	60.0%	444
Nahuel Pan	60.0%	202
Huemules	60.0%	330
Total		1,410

     Geology

     The rock formations on the Esquel Gold Project properties consist mainly of sub-horizontal andesitic volcanic rocks of Jurassic age with minor insertions of marine and shallow lagoonal, carbonaceous sediments. The rocks are cut by vein systems that generally trend north-south, but range from N30LW to N30LE, and dip steeply to the west or east. The width of the veins typically ranges from less than 1.0 metre to 12 metres, and the veins have strike lengths of greater than 2,000 metres. Veins are cut by steeply dipping faults that generally strike northeast or west-northwest. Displacement along these faults is generally less than 100 metres.

     The veins contain quartz and chalcedony. Two types of quartz-chalcedony veins occur on the properties: one type is white to cream-colored, massive to banded veins; the other is dark gray to black veins containing an amorphous carbonaceous material that has been classified as pyrobitumen. Some intervals of the dark veins contain high gold grades. Both types contain ore-grade gold mineralization. Gold is commonly present in mineralized wall rock adjacent to the veins. Where mineralized, the wall rock contains pyrite. Gold grades are generally lower in the mineralized wall rock than in the veins, but some wall rock contains gold grades greater than 20 grams per tonne. Mineralization consists of a low-sulfur system containing gold (electrum containing approximately equal amounts of gold and silver), hessite, pyrargyrite, pyrite, marcasite, and minor sphalerite, chalcopyrite and arsenopyrite. Overall gold to silver ratios range from 1-2.

     The Esquel corridor is marked on the east and west by steeply dipping north trending veins whereas the transecting and most prominent Galadriel-Julia vein dominates the center of the corridor. The veins have undergone slip movement concurrent with mineralization as evidenced by the sigmoidal form of the Galadriel-Julia vein, which gave rise to the significant local widths of approximately 50 meters. The Galadriel-Julia vein contains three major ore shoots. Gladriel Sur is the largest of the three, which centrally is 120 meters long by 25 meters wide averaging 24 grams of gold per tonne. The Galadriel-Julia vein is continuously mineralized over the entire 2.4 kilometer strike length. Multi-ounce assays in the core section are not uncommon.

     Exploration

     The core area has been geologically mapped, channel sampled and drilled. A total of 579 channel samples from 67 separate channels representing 523 meters of cumulative sample length have been taken thus far. Standard channel sampling practices were followed in sample collection.

     Six stages of drilling have been completed thus far for inclusion in the feasibility work.

Approximately 87 percent of the drilling has been on the Galadriel-Julia vein. A total of 611 holes have been drilled totaling 77,645 meters, including 32,414 meters of core. The majority of the core was HQ size and the core holes were also surveyed down hole. The core was split and sampled based upon geologic boundaries. Reverse circulation drilling utilized face sampling bits with samples taken on 1 meter intervals.

     Two geophysics surveys have been completed thus far utilizing IP and CSMAT techniques. The most recent survey was completed in December, 2002. Assaying was primarily performed by Chemex and to a lesser extent by Alex Stewart Assayers. Gold assays were commonly completed using a 50-gram fire assay. A professional system of standards, duplicates, and blanks was used for assay quality control.

     Efforts to identify additional economic resources have been focused in three areas. Firstly, the expansion of known ore bodies down dip. Numerous sections in Galadriel Sur and Football Field have economic grades and widths in the deepest drill intercept. Secondly, further investigation of known veins that have received limited exploration drilling. Namely, these are Ungoliant, Antonio, Elena Sur and Elena Norte. The combined strike length of these veins is in excess of that of the principal Galadriel-Julia vein. And thirdly, the use of geophysical surveys to locate undiscovered hidden veins. The known veins have a geophysical fingerprint that can be used to identify highly prospective areas for exploration. Areas of particular interest lie to the west of Galadriel where IP indicates mineralization is deep seated and may be covered by younger volcanics.

Jerritt Canyon

     Sale of Jerritt Canyon Interest

     Meridian Jerritt Canyon Corp. completed the sale of its 30% interest in the Jerritt Canyon Joint Venture (“JCJV”) property to Queenstake Resources USA Inc. (“Queenstake”), as of June 30, 2003, concluding the Purchase and Sale Agreement (the “Agreement”) signed by the parties on June 2, 2003, which was preceded by Queenstake’s unsolicited offer to acquire the property. The Company determined that the Jerritt Canyon property was not a foundational asset for the Company due to its high operating cost (the average 2003 cash cost was $285 per ounce). The terms and conditions of the Agreement included a payment, by Queenstake to the JCJV, of $1.5 million and 32 million Queenstake common shares upon the closing of the transaction. The Agreement also stipulated $6.0 million in installment payments over 12 months and approximately $4.0 million in future royalty payments. Meridian Jerritt Canyon Corp. is entitled to its 30% share of the consideration for the sale of the JCJV. Queenstake has accepted full closure and reclamation liabilities as well as other assumed liabilities as described in the Agreement. The operating permits of the mine were transferred to Queenstake effective June 30, 2003. Meridian Jerritt Canyon Corp. received its share of cash from the transaction on July 1, 2003 along with a share certificate for 9.6 million shares of Queenstake at a market price of $0.28 Canadian dollars per share.

     The Company recorded a gain on the sale of its 30% interest in JCJV as follows (in millions of U.S. dollars):

Assets	$11.3
Liabilities	(10.7)

Net assets	$0.6
Proceeds from the sale of JCJV, net of closure costs	2.3

Net gain on sale of JCJV	$1.7

     The shares of Queenstake were sold on November 4, 2003 at a market price of $0.70 Canadian dollars per share; a gain of $2.9 million, net of transaction costs, was reported in net income in the fourth quarter of 2003. The Company is reporting a long-term receivable for its share of the installment payments of $1.8 million and has not valued the royalty payments at this time.

Rossi

     Joint Venture Agreement

     The Rossi property is subject to a joint venture with Barrick Gold Exploration, Inc. (“Barrick”). The joint venture has rights to 100% of the precious metal bearing ores on the Rossi property. Prior to November 18, 2003 all work on the property was carried out and funded by Barrick, pursuant to a Mining Venture Agreement, effective as of September 9, 1998. The agreement created an operating and exploration partnership on the Rossi property, with Barrick bringing substantial underground experience in similar rock and ground conditions and the constructed facilities necessary to process Rossi material. Barrick’s proven exploration results and thorough understanding of Carlin Trend geology should enhance the process of exploiting the gold potential of this 28 square kilometer claim block.

     Barrick was granted the right to earn a 60% interest in the project subject to fulfilling its obligation to spend $15 million by December 31, 2003. If the Joint venture mines ore from Rossi, Barrick is required to process up to 1,000 tons (short tons) per day at its nearby facilities; if the joint venture is terminated, Meridian retains the right to process up to 500 tons per day of Rossi material at Barrick’s facilities, on a custom-milling basis. In 2001, Meridian calculated that the STORM Resource

Area (described below) contained 2.5 million tonnes of mineralized material, averaging 11.8 grams per tonne, for 960 thousand ounces of gold, using a cut-off grade of 6.8 grams per tonne (100 percent ownership basis).

     By December 31, 2003, Barrick met its initial contribution requirement of $15 million. By letter agreement, Meridian and Barrick approved and adopted an interim program and budget in order to complete the work in progress prior to approval and adoption of the 2004 program and budget. Barrick will maintain its 60% interest and act as manager; Meridian will maintain its 40% interest.

     Geology and Exploration

     The Rossi property is geographically situated between the Antelope and Boulder Creek drainages in the low rolling hills of the Sheep Creek Range, 26 miles northwest of Carlin, Nevada, and is part of the well-known Carlin Trend. Access to the property is by all-season gravel roads either through Boulder Valley or the Newmont Gold Company/Barrick Gold Corporation owned mining areas. The property is approximately 3.5 and 5 miles northwest of the Meikle (Barrick Gold Corporation) and Post/Betze (Barrick Gold Corporation/Newmont Gold Company) deposits respectively, and immediately adjacent to the Dee gold mine (Glamis Gold Ltd.), currently in the closure process. The land position encompasses 10.7 square miles of unpatented mining claims as well as patented mining claims on U.S. federally owned ground.

     Gold mineralization at Rossi is typical of the sediment-hosted mineralization on the Carlin Trend. Although the highest grade deposits occur in the lower plate carbonate rocks in the Roberts Mountains and Popovich Formations, lower grade mineralization also occurs in the siliciclastics of the upper plate. At Rossi, the focus of deep drilling at the STORM Resource has been the gold mineralization in the Popovich Formation. This mineralization occurs at depths from 200 to more than 600 meters. It is localized along the intersection of steeply dipping, high-angle northwest trending structures, a wide zone of shallow westward-dipping faults (Dee Fault), and the favorable Popovich lithologies of silty carbonates and carbonate breccias. Pyrite, strong silicification, and brecciation are all associated with the mineralization. This mineralization is the higher grade downward extension of the Dee deposit, which is an open pit mine immediately to the south.

     Nearly all of the property is covered by upper plate rocks, which are poor ore hosts, above the Roberts Mountains Thrust. However, detailed mapping, sampling, and drilling have been successful in targeting and discovering high grade mineralization in the favorable lower plate carbonate horizons at depth. The Roberts Mountains Formation, which hosts a significant portion of the mineralization elsewhere on the Carlin Trend, has not yet been tested at Rossi.

     The most promising area drilled to date, referred to as the “STORM Resource Area,” is located in the southern portion of the Company’s claim block. As part of the underground program, a 1,039 meter decline was completed to access a portion of the STORM Resource for underground drilling. This decline was completed late in December 1999, along with 204 meters of additional ancillary underground development.

     Utilizing the 1,039 meter STORM decline for access, 35 underground drill holes, totaling 2,539 meters, were drilled into the “49er Zone” from January through April 2000. The underground program, drilled on 30 meter spacing, validated the previously modeled, structurally controlled, distribution of high-grade material. The best hole encountered 14.5 meters of 32.2 grams per tonne gold. No underground work was conducted in 2001 and 2002.

     Surface work for 2002 consisted of detailed mapping, sampling, geophysics and drilling of two holes totaling 2,808 meters. These deep holes ranged from 1,268 to 1,540 meters in depth and tested a region of known mineralization in the STORM Resource, as well as new targets elsewhere on the property.

     The focus of exploration in 2003 was to further delineate the 49er Zone where an underground ramp (STORM Decline) was completed in 1999 for confirmatory underground drilling in 2000. The 2003 program consisted of rehabilitation of the STORM Decline and 9,149 feet of combined reverse circulation and core drilling along the center of the 49er Zone. At year-end, conversion of resources from the indicated to measured category was in progress. In-fill drilling of the 49er Zone will be completed in early 2004.

     The 2004 exploration plans include completion of: a) 49er Zone in-fill drilling, b) a 1,325 foot drift to access End Zone drilling stations, c) drilling along the south end of the End Zone at approximately 50 foot drill spacing, d) exploration drilling to test areas between the 49er and End Zones, and e) mining and metallurgical test work of the 49er Zone.

Beartrack

     History, Location, Size and Access

     The 100%-owned Beartrack mine was an open pit operation with a heap leach facility located approximately 11 miles west of Salmon, Idaho, near the historic mining town of Leesburg. The Beartrack property comprises approximately five square miles of patented and unpatented mining claims. The Company depleted the resource at the Beartrack mine in March of 2000. The operation in now in a care and maintenance mode, producing residual wash-down ounces from the heap leach pad. The work force was reduced from 179 to 17 by August of 2000. There are 7 employees currently working at the site.

     Recent Operations

     As of March 22, 2000 planned mining operations concluded at Beartrack with subsequent production coming solely from residual ounces on the heap leach pad. Gold production in 2003 at Beartrack was 4,000 ounces, compared with 9,000 ounces produced at Beartrack in 2002. Residual heap leaching at the property is expected to continue throughout 2004.

Other Exploration Properties

     The Company has entered into a joint venture agreement with Freegold Ventures Ltd., owner of the 18,000 acre Golden Summit Project, an advanced stage exploration project located near Fairbanks, Alaska. The project lies approximately 5 miles north of Alaska’s largest gold producing Fort Knox Mine, and encompasses a number of historic producing high grade gold mines, most of which have not been explored or worked for over 50 years. Conservative estimates indicate the presence of some 63,000 linear feet of mineralized shear zones in and around the Golden Summit property area. Under the terms of the joint venture agreement, Meridian may earn up to a 70% interest in this project by spending $5 million in exploration over four years, making cash payments of $390,000 over four years, investing a minimum of $300,000 in private placements in Freegold during 2004, completing a bankable feasibility study, arranging financing and placing the project into commercial production. Drilling is set to begin during the first quarter of 2004.

     In late 2003 the Company formed a joint venture with Linear Resources Inc. for exploration and possible development of the Reid gold property, which consists of 541 claims (13,525 hectares) in the Botwood Basin of Central Newfoundland. Under the terms of the joint venture agreement, the Company can earn up to an 80 percent interest in the joint venture. Linear is the operator of the joint venture until at least April 1, 2005. A 910 meter, six-hole drill program in early 2003 located gold mineralization in all six holes with gold values hosted in brecciated, silicified, quartz porphyries and altered (silicified, chloritized) mafic volcanics over a 200 meter plus strike length and 125 meters across strike. This is a newly discovered system in an area where gold mineralization was previously unknown. An exploration plan has been developed jointly by Linear and the Company. Planned work includes regional exploration on the outlying claims and ground follow up in mineralized areas including further gridding, completion of an airborne magnetic-EM survey, follow-up ground geophysics, geochemistry and geological mapping. This will be followed by trenching and drilling to evaluate the mineralized zone and other anomalous areas.

     The Company has a 50 percent joint venture interest in the Urumalqui Project. Gitennes Exploration Inc. owns the other 50 percent and acts as project operator. The property is located in the north central Andes Mountains of Peru, about 70 road kilometers east of the port city of Trujillo. The property consists of four contiguous mineral concessions totaling 2,700 hectares. The Urumalqui property hosts a number of volcanic-hosted low sulfidation epithermal veins. Dips vary from near vertical to 75 degrees southwest. The primary target is the N60W trending Urumalqui vein, which can be traced on the surface for over 1,700 meters. During the first half of 2003, exploration work at the property included geological mapping, extensive rock-chip sampling of exposed mineralization, ground geophysical surveys and soil sampling for geochemical analyses. A number of potential drill targets were identified and a Phase One drill program, focusing primarily on the Urumalqui Vein, began in October 2003.

     The Los Pircos property is a joint venture with Buenaventura SSA, located approximately 100 km east of Chiclayo, in northern Peru. The Company is currently the joint venture operator, with a right to earn 51 percent of the property by spending $2.7 million prior to October 2004. To date, the Company has drilled 15 holes testing the Diana, Maribel, Milagros, Juana Sofia, and Amelia Vein systems. The drilling program was completed at the end of 2003, and a full data review will be finalized to evaluate the scope of future work on the joint venture. As of December 31, 2003, the Company has spent the required $2.7 million to earn its 51 percent interest.

     The Company owns 100 percent of the La Silla Project, located in the state of Sinaloa, approximately 55 km north of Mazatlan, Mexico. During the year, Company geologists have identified a total of 31 volcanic and intrusive-hosted, low sulfidation epithermal veins in the 14,510-hectare property area. The vein zones range in width from 0.5 to 20.0 meters, with cumulative strike length in excess of 13.2 km. Phase Three drilling, completed in early 2004, tested three new vein targets and followed up on areas of mineralization identified by Phase One and Phase Two work. Data from Phase Three drilling is being evaluated and recommendations regarding future work will be made by mid 2004.

Legal Proceedings

     Since the Royal Mountain King (RMK) Mine ceased operations in July 1994, Beartrack has focused its efforts at RMK on final closure of the Mine in accordance with environmental requirements. In spite of compliance with the requirements of the permits and approvals issued by the California Regional Water Quality Control Board for the Central Valley Region (“RWQCB”), residual impacts to ground and surface water exceeding water quality limits have been detected. In March 2001, the RWQCB issued a new Waste Discharge Order (the “New Waste Discharge Order”) which reclassified the Mine’s overburden disposal sites in such a manner as to impose significantly more stringent closure requirements, as well as imposing closure requirements involving other facilities. At the same time, the RWQCB issued a Cease and Desist Order (the “Order”) imposing a schedule of tasks for compliance with the New Waste Discharge Order. Beartrack has appealed the Order to the State Water Resources Control Board (the “State Board”). Based on further extensive technical analysis, Meridian Beartrack and its consultant, GeoSyntec Consultants, do not believe that “releases” of contaminants from the ODS’s have in fact occurred, but that the detected exceedances are in fact due to rising, naturally occurring poor quality groundwater. Because of extensive technical work being done for Meridian Beartrack on these issues, and ongoing discussions between Meridian Beartrack and the RWQCB staff, the RWQCB’s Executive Officer agreed with Meridian Beartrack’s request to the State Board that its appeal be held in abeyance until further notice. The State Board acceded to this request in July 2002. The Company has supplemented the record with specific closure plans for the WMU’s based on the technical analysis of its consultants. Additionally, in accordance with the New Waste Discharge Order, Meridian Beartrack has submitted Technical Memoranda to the RWQCB for programs that Meridian Beartrack and its consultants consider to be more economically and technically feasible than the programs which would be dictated by the New Waste Discharge Order, while still affording equivalent protection of water quality. The RWQCB staff have not agreed with the Technical Memoranda and progress in resolving these issues with the RWQCB has not been made. Following another hearing in April 2003, Meridian Beartrack continued its appeal to the State Board. The company has reserved on its books sufficient funds for implementation of the programs that it has proposed in the Technical Memoranda. If Meridian Beartrack does not prevail in its appeal, either with the State Board, or, if necessary, in a subsequent judicial proceeding, enforcement of the Order would significantly increase the cost of compliance, exceeding the amounts currently reserved on the Company’s books by a material amount.

Meridian Gold Company and Meridian Gold Inc. are named as defendants in a civil lawsuit filed by Copeland Construction, Inc. in the state courts of the State of Idaho, Bannock County. The lawsuit arises from an assertion of damages incurred by a contractor while constructing the heap leach pad for the Beartrack project in North Central Idaho during 1997. After a long period of inactivity resulting from the plaintiff’s failure to pursue his claims, the lawsuit was recently set for trial in April, 2005. The Plaintiff claims damages in excess of $700,000 arising from the defendants’ breach of the construction contract. The company is defending against the asserted claims and believes such claims to be without merit.

     The Company has certain other contingent liabilities, claims and commitments incident to the ordinary course of business. Management believes that the probable resolution of such contingencies will not materially affect the financial position or results of operations of the Company.

ITEM 5: SELECTED CONSOLIDATED FINANCIAL INFORMATION; DIVIDENDS

     Reference is made to pages 25 through 47 of the 2003 Annual Report to Shareholders, which is incorporated herein by reference as Exhibit 2.

     Dividends are payable to shareholders at the discretion of the Board of Directors; no dividends were declared in either 2002 or 2003.

ITEM 6: MANAGEMENT’S DISCUSSION AND ANALYSIS

     Reference is made to Management’s Discussion and Analysis on pages 19 through 24 of the 2003 Annual Report to Shareholders, which is incorporated herein by reference.

ITEM 7: MARKET FOR SECURITIES

     Meridian’s Common Shares are listed on both the Toronto Stock Exchange (“TSX”) and the New York Stock Exchange (“NYSE”). Stock trading history for each quarter of 2002 and 2003 can be found on page 19 of the Company’s 2003 Annual Report. The closing price of the Company’s Common Shares on December 31, 2003 was CND$18.93 on the TSX and US$14.61 on the NYSE.

ITEM 8: DIRECTORS AND OFFICERS

     Reference is made to the sections “Election of Directors”, “Nominees for Election to the Board of Directors” and “Statement of Corporate Governance Practices” on pages 4 through 8 of the Management Information Circular and Proxy Statement dated April 12, 2004 for information regarding the current directors of the Company, the Committees of the Board of Directors and ownership of shares of the Company by directors and senior officers, which pages are incorporated herein by reference.

ITEM 9: ADDITIONAL INFORMATION

     The Company will provide to any person or Company, upon request to the Secretary of the Company, the following information:

1)	When the securities of the Company are in the course of a distribution pursuant to a short form prospectus or a preliminary short form prospectus which has been filed in respect of a proposed distribution of its securities:

a)	one copy of the latest annual information form, together with one copy of any document, or the pertinent pages of any document, incorporated therein by reference;

b)	one copy of the comparative financial statements of the Company for its most recently completed financial year together with the accompanying report of the auditor and one copy of the most recent interim financial statements of the Company that have been filed, if any, for any period after the end of its most recently completed financial year;

c)	one copy of the information circular of the Company in respect of its most recent annual meeting of shareholders which involved election of directors or one copy of any annual filing prepared instead of that information circular, as appropriate; and

d)	one copy of any other documents incorporated by reference into the preliminary short form prospectus or the short form prospectus not required to be provided under items (a) through (c), above; or

2)	at any other time, one copy of any of the documents referred to in items (1)(a) through (1)(c) above, provided that the Company may require the payment of a reasonable charge if the request is made by a person or company that is not a security holder of the Company.

Additional information, including directors’ and officers’ remuneration and indebtedness, principal holders of the Company’s securities and options to purchase securities is contained in the Company’s Management Information Circular and Proxy Statement dated April 12, 2004. As well, additional financial information is provided in the Company’s 2003 Annual Report.

MERIDIAN GOLD INC.

FORM 40-F DECEMBER 31, 2003

CONTROLS AND PROCEDURES

As of the end of the period covered by this report, an evaluation was carried out under the supervision of and with the participation of the registrant’s management, including our President and Chief Executive Officer and Vice President, Finance and Chief Financial Officer, of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-14(c)) under the Securities Act of 1934. Based on that evaluation our President and Chief Executive Officer and Vice President, Finance and Chief Financial Officer concluded that the design and operation of these disclosure controls and procedures were effective. No significant changes were made in our internal controls or in other factors that could significantly affect these controls subsequent to the date of their evaluation.

UNDERTAKING AND CONSENT TO SERVICE OF PROCESS

Undertaking

     The Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Securities and Exchange Commission (“SEC”) staff, and to furnish promptly, when requested to do so by the SEC staff, information relating to: the securities registered pursuant to Form 40-F; the securities in relation to which the obligation to file an annual report on Form 40-F arises; or transactions in said securities.

     Consent to Service of Process on Form F-X in connection with the Common Shares of the Registrant is being filed concurrently with the Securities and Exchange Commission.

SIGNATURE

     Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report signed on its behalf by the undersigned, thereto duly authorized.

MERIDIAN GOLD INC.

By:	/s/ Peter C. Dougherty

	Name:	Peter C. Dougherty

	Title:	Vice President, Finance and

Chief Financial Officer

April 12, 2004

EXHIBITS

     The following exhibits are filed as part of this annual report on Form 40-F:

Number	Exhibit
1.	Consent dated April 2, 2004 of KPMG LLP, Independent Auditors.

2.	The Corporation’s consolidated financial statements for the year ended December 31, 2003 and Management’s Discussion and Analysis of Financial Conditions and Results of Operations thereon prepared in accordance with Canadian generally accepted accounting principles.

3.	Meridian Gold Inc. management proxy circular relating to the Annual and Special Meeting of Shareholders to be held on May 11, 2004.

4.	Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

5.	Consents dated March 20, 2003 of Robin J. Young, Chief Executive Officer, Western Services Engineering (independent engineering firm).

6.	Consents dated March 20, 2003 of Robin J. Young, Chief Executive Officer, Western Services Engineering (independent engineering firm).

7.	Consents dated March 20, 2003 of Alex Davison, Vice President, Barrick Gold Corp., a “qualified person” as defined by the Ontario Securities Commission National Instrument 43-101.

8.	Certification of Annual Report on Form 40-F for the year ended December 31, 2003 pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

9.	Form F-X dated April 2, 2004.

10.	Code of Ethics and Business Conduct